Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Inland Real Estate Corporation:

We consent to the use of our reports dated February 28, 2011, with respect to the consolidated balance sheets of Inland Real Estate Corporation as of December 31, 2010 and 2009, and the related consolidated statements of operations and other comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2010, the related financial statement schedule III, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated by reference in the Registration Statement on Form S-3 and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, Illinois
September 23, 2011